SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.
                                   FORM U-6B-2
                           Certificate of Notification

      Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, Paragraph 36,652] or U-47 [Reg. Section 250.47, Paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by:  New Century Energies, Inc. on  behalf of Denver City
                          Energy Associates, L.P.

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, Paragraph 36,621].

1. Type of the security or securities:   secured note
2. Issue, renewal or guaranty:   issue
3. Principal amount of each security:   $195 million
4. Rate of interest per annum of each security: Interest rate for base rate loan is the greater of (i) the prime commercial lending rate or (ii) the Federal Funds rate plus 50 basis points plus increasing credit spread. Interest rate for LIBOR rate loan is LIBOR plus increasing credit spread with a rate swap agreement which fixed the LIBOR rate at 6.09%
5. Date of issue,  renewal or guaranty of each  security:  January 9, 1998
6. If renewal of security,  give date of original issue:  Not  applicable.
7. Date of maturity of each security:  17 years after commercial operation date.
8. Name of the person to whom each security was issued, renewed or guaranteed:
   Societe Generale
9. Collateral given with each security, if any: first mortgage on all assets of Denver City Energy Associates, L.P.
10. Consideration received for each security: $195 million
11.Application  of  proceeds  of  each  security:   Proceeds  used  to  develop,
   construct and own a combined cycle electric generating facility.
12.Indicate by a check after the applicable  statement  below whether the issue, renewal or  guaranty  of each  security  was exempt  from the  provisions  of
   Section 6(a) because of:
     a) the provisions contained in the first sentence of Section 6(b):
        Not applicable
     b) the provisions contained in the fourth sentence of Section 6(b): Not applicable
     c) the provisions contained in any rule of the commission other than Rule
        U-48:    X

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13.If the  security or  securities  were exempt from the  provisions  of Section
   6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security

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   or securities  aggregate  (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)).
       Not applicable.
14.If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
       Not applicable.
15.If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. Section 250.48, Paragraph 36,621] designate the rule under which exemption is claimed.
      Rule 52

                                    New Century Energies, Inc.


                                    By:   /s/James D. Steinhilper
                                          James D. Steinhilper
                                              Treasurer

Date: August 5, 1998